

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Martha Tang
Chief Financial Officer
J-Long Group Ltd.
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2024**
> **File No. 001-41901**

Dear Martha Tang:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2024

Item 3. Key Information, page 1

1. It appears that all of your operations are conducted in Hong Kong. To the extent the Division of Corporation Finance's Sample Letter to China-Based Companies, issued by the Staff in December 2021, requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F; in addition, please include a discussion of the transfer of cash within the company in Item 5 of Form 20-F.

We do not intend to pay dividends for the foreseeable future, page 26

2. Please revise to acknowledge that the Board of Directors has complete discretion to declare and distribute dividends, and that they have done so in the past, despite initial plans in the alternative, for example the dividends paid after your initial public offering. If true, please revise to acknowledge that the Board of Directors may make similar decisions in the future and describe any risks to investors.

Item 15. Controls and Procedures, page 103

3. We note that your disclosure controls and procedures were effective for the year ended March 31, 2024. We also note that your internal control over financial reporting was not effective and that you have a material weakness. SEC Release No. 33-8238 Section II, D states "[w]e agree that some components of internal control over financial reporting will be included in disclosure controls and procedures for all companies. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles." The deficient controls identified in your material weakness disclosure appear to relate to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please revise to conclude that your disclosure controls and procedures were not effective, or explain why your conclusions are appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edwin Wong